Schwab Strategic Trust
211 Main Street
San Francisco, CA 94105
October 26, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Richard Pfordte

Re:	Request for Acceleration of the Effective Date of Schwab Strategic Trust’s Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 2 Under the Investment Company Act of 1940 Filed on October 26, 2009 (File Nos. 333-160595 and 811-22311)
Dear Mr. Pfordte:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Thursday, October 29, 2009, or as soon thereafter as practicable.
In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.
Very truly yours,

Schwab Strategic Trust		SEI Investments Distribution Co.

/s/ Randall W. Merk		/s/ John Munch

By:	Randall W. Merk	By:	John Munch
Title:	President	Title:	General Counsel and Secretary